July 7, 2006

BY FIRST CLASS MAIL

David A. Hearth, Esq.
Paul, Hastings, Janofsky & Walker LLP
55 Second Street
San Francisco, CA 94105-3441

      Re: Kayne Anderson Energy Development Company
             File Nos. 333-134829 & 814-00725

Dear Mr. Hearth:

      We have reviewed the registration statement for Kayne Anderson Energy Development Company (the "Fund") filed on Form N-2 on June 8, 2006. Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement. Please note that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure.

PROSPECTUS:

Cover Page

1.   The second sentence of the second paragraph states that the Fund will invest at least 80% of its net assets together with the proceeds of any borrowings in securities of companies "engaged in the energy industry," including: (a) Midstream Energy Companies, which are businesses that operate assets used to gather, transport, process, treat, terminal and store natural gas, natural gas liquids, propane, crude oil or refined petroleum products; (b) Upstream Energy Companies, which are businesses engaged in the exploration, extraction and production of natural resources, including natural gas, natural gas liquids and crude oil, from onshore and offshore geological reservoirs; and (c) Other Energy Companies, which are businesses engaged in owning, leasing, managing, producing, processing and sale of coal and coal reserves; the marine transportation of crude oil, refined petroleum products, liquefied natural gas, as well as

other energy-related natural resources using tank vessels and bulk carriers; and refining, marketing and distributing refined energy products, such as motor gasoline and propane to retail customers and industrial end-users. As this sentence does not describe the extent to which the businesses of the companies included in this 80% basket must be "engaged in the energy industry," please explain to us how a company meeting this definition would be exposed to the economic fortunes and risks of the energy industry. See Investment Company Act Release No. 24828 (January 17, 2001).

Prospectus Summary – Investment Opportunities (Page 3)

2.   This section describes the types of investments that the Fund anticipates making. Some of the markets for these securities appear to be fairly small and comprised of a limited number of issuers (*e.g.*, the Non-Public Alternative to Monetizing GP Interests section on page 4 states that there are only six publicly traded GPs of MLPs with the expectation that at least another four will be become publicly traded in the near future). Given the limited number of issuers in these markets and the existence of two other public funds and other private investment vehicles sponsored by Kayne Anderson, please explain to us whether you believe that there will be sufficient investment opportunities available in the market to fully invest the proceeds of this offering as well support the future growth of this Fund (as well as Kayne Anderson's other funds and clients) in a manner consistent with sections 17 and 57 of the Investment Company Act (provisions limit funds' ability to co-invest with affiliates). Your response to this comment should explain why you believe that the markets for these investments will support the introduction of this Fund and whether your conclusion relies on the Commission's approval of Kayne Anderson's application exemptive relief to co-invest with affiliates described on page 73 of the prospectus.

Prospectus Summary – Efficient Tax Structure (Page 6)

3.   This section explains that the Fund will be a regulated investment company for tax purposes and that it will form wholly-owned taxable subsidiaries to make or hold investments in non-traded limited partnerships. Disclosure in the competitive strengths section on page 5 states that the Fund will make the same kind of investments as Kayne Anderson MLP Investment Company, which is taxable as a C corporation, and Kayne Anderson Energy Total Return Fund, which is a regulated investment company for tax purposes but which does not operate any wholly-owned taxable subsidiaries to make or hold investments in non-traded limited partnerships. Given the similarity of investments, please explain to us why each fund has been structured differently for tax purposes.

Prospectus Summary – Risk Factors (Page 9)

4.   This section merely cross references risk factors described elsewhere in the prospectus. The summary must disclose the principal risks of investing in the Fund. It is not sufficient for the subparagraph "Risk Factors" to provide only a citation to the location of the relevant

disclosure in the body of the prospectus. See Instruction to Item 3.2 of Form N-2. In addition, the location of this subparagraph is not sufficiently prominent. Please disclose the risks of the Fund in a more prominent location in the prospectus summary.

Prospectus Summary – Available Information (Page 10)

5.   The third sentence states that information about the operation of the SEC's public reference room may be obtained by calling 800-SEC-0030. Please change this telephone number to 202-551-8090.

Fees and Expenses (Page 11)

6.   The third sentence of footnote (3) states that the income component of the incentive fee payable under the investment management agreement includes cash distributions from limited partnerships that are treated as a return of capital. Please explain to us why the board concluded that it was appropriate to pay the Fund's Investment Adviser an incentive fee which could be based in part on a return of capital.

7.   Please reduce the font size and indent the table in footnote (4) to ensure that the table is appropriately regarded as a footnote table and not confused with the actual fee table to which this footnote table relates.

Senior professionals of our investment adviser will provide services to other investors, which could reduce the amount of time and effort that they devote to us, which could negatively impact our performance (Page 16)

8.   The second sentence states that senior professionals of the Fund's Investment Adviser may have financial incentives to favor certain other clients over the Fund. Please supplementally explain to us how the Investment Adviser's position with multiple investment vehicles that may, at times, be in competition for the same investment opportunities does not conflict with the Investment Adviser's fiduciary obligations to the Fund and its shareholders. In addition, please confirm to us that the officers and directors of the Fund understand that they have a fiduciary obligation to act in the best interest of the Fund in all circumstances, regardless of what their obligations are to other entities. Please also consider adding disclosure to that effect. Further, please summarize the requested disclosure in the prospectus summary.

Senior Professionals of our investment adviser will provide advisory services to other investment vehicles that may have common investment objectives with ours, and may face conflicts of interest in allocating investments (Page 16)

9.   Please supplementally explain to us what the Investment Adviser's procedures are for allocating investment opportunities between the Fund and other Kayne Anderson-advised funds

and clients. In particular, please tell us whether other Kayne Anderson-advised funds or clients will be given any preference in the allocation of investment opportunities.

We may invest a portion of our assets in foreign securities. Investing in foreign securities typically involves more risks than investing in U.S. securities (Page 31)

10.   Will the Fund's investments in foreign securities be considered a principal investment strategy? If so, please provide a corresponding description of this strategy in the Prospectus Summary section of the prospectus.

Forward-Looking Statements (Page 39)

11.   This section attempts to limit liability for forward-looking statements. Please delete this section. Statements relating to investment companies (including business development companies) and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements. See Section 21E(b)(2)(B) & (D) of the Securities Exchange Act of 1934.

About Our Investment Adviser (Page 45)

12.   This section states that the Investment Adviser's management of the Fund is led by Kevin S. McCarthy and J.C. Frey, draws on the research and support of David LaBonte and the experience and expertise of other professionals including Richard Kayne and Robert V. Sinnott. Please provide a brief description of each person's role on the team (*e.g.*, team leader) including a description of any limitations on the person's role and the relationship between the person's role and the roles of other persons who have responsibility for the day-to-day management of the Fund's portfolio. See Instruction to Item 9.1(c) of Form N-2. In particular, please describe the roles of Messrs. McCarthy and Frey with respect to one another (*e.g.*, does either one have final investment authority over the other?).

Joint Venture MLPs (Page 46)

13.   The last sentence states that the Fund may purchase subordinated debt of a wholly-owned subsidiary whose assets are common units of a Joint Venture MLP. Please explain to us who you anticipate will issue senior debt to these wholly-owned subsidiaries and whether you anticipate that these transactions will raise any issues under sections 17 and 57 of the Investment Company Act.

Investment Restrictions (Page 49)

14.   Investment restriction (3) states that the Fund may not use Leverage Instruments except to the extent permitted by the Investment Company Act. It appears that this policy is designed to describe the Fund's fundamental policies relating to borrowing and issuing senior securities. As

the term Leverage Instruments, as defined in the prospectus, may be modified without a shareholder vote, please describe in this section the Fund's fundamental policies with respect to borrowing and issuing senior securities (*e.g.*, the Fund may not borrow or issue senior securities except to the extent permitted by the Investment Company Act). See Sections 8(b)(1)(B) & (C) and 13(a)(2) of the Investment Company Act.

15.   Investment restriction (6) states that that the Fund's concentration policy does not apply to investments in Energy Companies. Please revise this sentence to reflect that the Fund's concentration policy does apply to investments in Energy Companies and that the Fund will concentrate its investments in the energy industry. See Section 8(b)(1)(E) of the Investment Company Act.

Portfolio Managers (Page 66)

16.   The third sentence of the last paragraph states that senior professionals of Kayne Anderson manage potential conflicts of interest by allocating investment opportunities in accordance with written allocation policies and procedures. While this section attempts to describe how potential conflicts of interest will be managed, it does not describe that the potential conflicts are. Please describe in this section the potential conflicts of interest and identify in this section how the Fund's portfolio managers (rather than "senior professionals") manage these potential conflicts of interest. See Item 21.1(d) of Form N-2.

Board Approval of the Investment Advisory Agreement (Page 66)

17.   This section indicates that a description of the factors considered in approving the Fund's investment advisory agreement will be included in the prospectus in a subsequent amendment to the registration statement. Please note that, while disclosure relating to the factors considered by the board in approving the investment advisory agreement is not prohibited in the registration statement, it is no longer required to be disclosed in the registration statement. Instead, this information must now be described in either the Funds' annual or semi-annual report. A statement indicating that this information will be available in the Funds' annual or semi-annual report (providing the period covered by the report) is required in the prospectus. See Item 9.1(b)(4) and Instruction 6(e) to Item 23 of Form N-2.

Investment Management Fee – Examples of Incentive Fee Calculation – Example 1 (Page 69)

18.   Alternative 2 assumes hypothetical quarterly investment income of 2.50%. Please explain to us why you chose this figure. In addition, please explain in this section that if the example had used a different assumption, the total investment income portion of the incentive fee would have been different (and, more specifically, would be higher if a higher hypothetical investment income figure had been used).

GENERAL COMMENTS

19.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

20.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

21.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

22.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

23.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

24.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel